UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             TO

COMMISSION FILE NUMBER 333-89756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ALION SCIENCE AND TECHNOLOGY CORPORATION

1750 Tysons Boulevard

Suite 1300

McLean, VA 22102

(703) 918-4480

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTE:	All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ESOP Committee

Alion Science and Technology Corporation

Employee Ownership, Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) as of September 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended September 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

March 23, 2012

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF SEPTEMBER 30, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Investments:
Alion common stock	$—	$126,559,547	$—	$126,559,547	$126,559,547
Mutual funds	70,366,059	—	—	—	70,366,059
Pooled separate accounts	107,919,080	—	—	—	107,919,080

Total investments	178,285,139	126,559,547	—	126,559,547	304,844,686

Receivables:
Employer contributions	—	532,806	—	532,806	532,806
Participant contributions	704,613	112,128	—	112,128	816,741
Participant notes receivable	3,464,676	—	—	—	3,464,676
Other contributions	49,869	—	—	—	49,869

Total receivables	4,219,158	644,934	—	644,934	4,864,092

Net assets available for benefits	$182,504,297	$127,204,481	$—	$127,204,481	$309,708,778

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF SEPTEMBER 30, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Investments:
Cash and cash equivalents	$—	$1,896,360	$—	$1,896,360	$1,896,360
Alion common stock	—	150,791,924	—	150,791,924	150,791,924
Mutual funds	64,368,504	—	—	—	64,368,504
Pooled separate accounts	115,301,685	—	—	—	115,301,685

Total investments	179,670,189	152,688,284	—	152,688,284	332,358,473

Receivables:
Employer contributions	117,733	336,306	—	336,306	454,039
Participant contributions	605,358	118,141	—	118,141	723,499
Participant notes receivable	2,970,238	—	—	—	2,970,238
Other contributions	36,022	—	—	—	36,022

Total receivables	3,729,351	454,447	—	454,447	4,183,798

Total assets	183,399,540	153,142,731	—	153,142,731	336,542,271

Liabilities:
Stock subscription payable	—	1,896,360	—	1,896,360	1,896,360

Total liabilities	—	1,896,360	—	1,896,360	1,896,360

Net assets available for benefits	$183,399,540	$151,246,371	$—	$151,246,371	$334,645,911

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Additions to net assets:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Alion common stock	$—	$(32,528,593)	$—	$(32,528,593)	$(32,528,593)
Mutual funds	(2,657,483)	—	—	—	(2,657,483)
Pooled separate accounts	846,963	39	—	39	847,002

Net investment loss	(1,810,520)	(32,528,554)	—	(32,528,554)	(34,339,074)

Interest income on notes receivable from participants	116,290	—	—	—	116,290

Contributions:
Employer contributions	2,169,933	10,993,250	—	10,993,250	13,163,183
Participant contributions	17,872,040	3,126,988	—	3,126,988	20,999,028
Rollover contributions	1,274,536	90,358	—	90,358	1,364,894

Total contributions	21,316,509	14,210,596	—	14,210,596	35,527,105

Transfers between ESOP and Non-ESOP	734,575	(734,575)	—	(734,575)	—

Total additions	20,356,854	(19,052,533)	—	(19,052,533)	1,304,321

Deductions to net assets:
Benefits paid to participants	21,186,677	4,989,357	—	4,989,357	26,176,034
Fees (trading, loans, trustee)	65,420	—	—	—	65,420

Total deductions	21,252,097	4,989,357	—	4,989,357	26,241,454

Decrease in net assets available for benefits	(895,243)	(24,041,890)	—	(24,041,890)	(24,937,133)

Net assets available for benefits:
Beginning of year	183,399,540	151,246,371	—	151,246,371	334,645,911

End of year	$182,504,297	$127,204,481	$—	$127,204,481	$309,708,778

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

1.	PLAN DESCRIPTION AND RELATED INFORMATION

The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan). The description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – Alion Science and Technology Corporation (the Plan Sponsor, Alion or the Company) established the Plan in 2001 and amended and restated the Plan as of October 1, 2011. The Plan includes a tax exempt employee stock ownership plan (ESOP component) and a tax exempt 401(k) plan (non-ESOP component) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The ESOP Committee, which consists of seven persons appointed by Alion’s chief executive officer, administers the Plan. Two trusts hold Plan assets. State Street Bank & Trust Company is the trustee for the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (the ESOP Trust), which holds legal title to the Alion common stock in the Plan. The ESOP Committee is the trustee for the non-ESOP component of the Plan. Principal Financial Group (Principal) is record-keeper and custodian for the Plan’s ESOP and non-ESOP components.

Eligibility – Employees are immediately eligible to make pre-tax contributions to the Plan and receive matching contributions (effective as of June 25, 2011). Prior to June 25, 2011, employees were eligible to receive matching contributions after completion of one year of service. Employees in certain benefits groups become eligible to receive Company discretionary and retirement plan contributions after one year of employment. There were 6,587 and 6,673 Plan participants at September 30, 2011 and 2010, respectively.

Contributions – Participants may elect to contribute up to 60% of their eligible compensation to the Plan, subject to statutory annual maximum limits as adjusted each year per IRC regulations. IRC annual limitations apply to all of a participant’s salary reduction contributions and similar contributions under this and other plans. A participant may contribute up to 11% of his or her eligible compensation to the ESOP component. Eligible employees hired or rehired on or after June 25, 2011 who do not make an election to enroll or decline to enroll within 30 days from their date of hire or rehire are automatically enrolled in the Plan with a pre-tax deferral equal to 3% of pay. An employee hired or rehired on or after June 25, 2011, who affirmatively elects to make salary deferral contributions or who is automatically enrolled and does not provide direction as to how contributions should be invested, will have such contributions invested in the applicable Principal LifeTime portfolio based on the date the employee will turn age 65. Alion matches 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also contributes 2.5% of eligible participant compensation. All contributions are in shares of Alion stock. Prior to June 25, 2011, the Company contributed 1.5% of eligible participant compensation in cash (a participant directed investment) and 1% in Alion stock (not participant directed). Alion can also make an annual discretionary contribution to the Plan. Each Plan year, the Company determines what portion of its profits, if any, to contribute to the Plan. The Company made no discretionary contributions for the Plan year ended September 30, 2011 or 2010. During the Plan year ended September 30, 2011, Company contributions of $13,163,183 included $10,993,250 in Alion common stock and $2,169,933 in cash.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

Participant Accounts – The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP component to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each valuation date. Each participant’s 401(k) account is credited with: participant contributions; Company contributions; the participant’s share of Plan earnings (losses) and appreciation (depreciation) from investing contributions; less administrative expenses. A participant is entitled to that benefit which his or her account can provide.

Voting Rights – On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of Alion’s assets, tender offer for, or other offer to purchase, the shares of Alion’s common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the shares of Alion common stock allocated to his or her ESOP account. In all such cases, the ESOP Trustee is required to notify the participants of such voting rights prior to the time that such rights are to be exercised. The ESOP Trustee is to vote any allocated shares for which participant instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the ESOP Trustee is to vote all shares of Company common stock as directed by the ESOP Committee.

Vesting – Each eligible participant has immediate, fully vested rights in all employee contributions, rollover contributions and Company-matching contributions. Alion retirement plan contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:

•	25% after two years of service;

•	50% after three years of service;

•	75% after four years of service; and

•	100% after five years of service.

Investment Options – The Plan provides for investments in Alion common stock and a variety of mutual funds and pooled separate accounts. As of September 30, 2011, there were 24 non-ESOP investment options available through Principal. The Plan uses the Principal Global Investors Money Market Separate Account as the short-term investment option for the ESOP component to hold contributions until the ESOP Trustee can purchase Alion common stock. All ESOP component contributions and earnings (losses) are used to purchase shares of Alion common stock.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

Loans to Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear a reasonable rate of interest that provides a return commensurate with the prevailing interest rate charged on similar loans by persons in the business of lending money. Participants repay loan principal and interest ratably through payroll deductions.

Payment of Benefits

Non-ESOP Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component are in the form of shares of Alion common stock. Participants can hold or immediately sell distributed shares to the Company. The Company is legally obligated to repurchase shares of its common stock from terminating participants subject to specific rules regarding distributions. The Plan normally pays distributions in substantially equal, annual cash payment installments not to exceed five years.

Distributions as a result of retirement, death, and/or disability begin the earlier of:

a.	the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability; or

b.	one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.

Distributions as a result of resignation, dismissal, or layoff begin

a.	the sixth Plan year following the participant’s resignation, dismissal, or layoff; or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.

Effective as of May 11, 2011, participants who enter government service may, in limited circumstances, request a lump sum distribution of Alion common stock.

Special Price Protection – A limited number of initial participants who were 55 years of age or older as of December 31, 2002 who requested a distribution prior to January 1, 2008 due to death, disability, or separation from service on or after reaching age 60, can require Alion to purchase the stock allocated to their accounts at the greater of the then-current fair market value of a share of Alion common stock or $10.00. Special price protection only applies to shares purchased in December 2002.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

Diversification – Any participant who is at least age 55 with 10 or more years of participation in the Plan can diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of his or her ESOP shares, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan, Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust, and John J. McMullen Associates, Inc. Employee Stock Ownership Plan are counted for purposes of diversification.

Forfeitures – Alion can use terminated employees’ non-vested account balances to reduce future Company contributions and/or pay administrative expenses. Terminated employees forfeited $71,745 in ESOP and $390,272 in non-ESOP account balances during the year ended September 30, 2011. Alion used the forfeitures to reduce Plan contributions and to pay Plan expenses.

Termination – Although it has not expressed any intent to do so, Alion has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA requirements. If the Company were to terminate the Plan, participants would become 100% vested in all Plan account balances. Alion would be required to obtain Internal Revenue Service (IRS) approval to terminate the Plan. Following IRS approval, the Plan would distribute benefits in accordance with Plan distribution provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates – The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Shares of Alion common stock are valued semi-annually at March 31 and September 30. The estimated fair value of Alion common stock for all purposes under the Plan is determined by the ESOP Trustee based upon a valuation performed by an independent appraiser. Quoted market prices are used to value the mutual funds. The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

Participant Loans – Participant loans are carried at unpaid principal plus accrued interest. In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25 Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification (ASC) Topic 962 — Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in Form 5500, Part IV, Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.

Administration of Plan Assets – The Plan’s assets, which consist of Alion common stock, mutual funds, pooled separate accounts, participant loans and a contribution receivable, are held by the ESOP Trustee, State Street Bank & Trust Company, and the record-keeper and custodian of the non-ESOP component, Principal. Certain administrative functions are performed by Alion officers or employees who receive no compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the year ended September 30, 2011, the Company paid all administrative and trustee expenses with the exception of trustee expenses in the amount of $51,241, which were paid from the Plan’s non-ESOP forfeitures account. The IRC requires the Plan to return excess contributions.

Recently Issued Accounting Pronouncements – In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC Topic 820, Fair Value Measurement, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the new guidance for the plan year ended September 30, 2011, which did not affect the Plan’s net assets or changes in its net assets.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 requires categorizing by level items only required to be disclosed at fair value. It requires disclosure about transfers between Level 1 and Level 2. ASU 2011-04 provides guidance on measuring fair value of financial instruments managed within a portfolio including treatment of premiums and discounts. It requires disclosures for Level 3 measurements about sensitivity of fair value to changes in unobservable inputs and correlations between unobservable inputs. ASU 2011-04 is effective for reporting periods beginning after December 15, 2011. Plan management believes adoption will not have a material effect on the statement of net assets available for benefits or the statement of changes in net assets but has not determined the impact on financial statement disclosures.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

3.	INVESTMENTS AND INCOME

The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2011 or 2010 were as follows:

	September 30,	September 30,
	September 30,
	2011	2010
Alion Science and Technology Corporation common stock	$126,559,547	$150,791,924
Principal Money Market Separate Acct	31,492,498	32,161,624

The Plan’s investment in Company common stock as of September 30, 2011 and 2010 has been delineated as follows:

	September 30,	September 30,
	September 30,
	2011	2010
Alion Science and Technology Corporation common stock – number of shares	6,041,029	5,658,234

Cost	$140,657,982	$130,384,960

Fair value	$126,559,547	$150,791,924

The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ended September 30, 2011 as follows:

September 30,
Mutual funds:
Domestic stock	$(2,036,444)
International stock	(356,883)
Bond	(264,156)

Total mutual funds	(2,657,483)

Pooled separate accounts:
Domestic stock	1,229,791
Balanced	(299,551)
International stock	(581,756)
Fixed income	2,337
Bond	516,260
Real estate	(20,079)

Total pooled separate accounts	847,002

Alion common stock	(32,528,593)

Total	$(34,339,074)

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

4.	FAIR VALUE MEASUREMENTS

The Plan adopted ASC 820 – Fair Value Disclosures in fiscal year 2009 for all financial assets and liabilities recognized or disclosed at fair value in the financial statements. The Plan adopted the provisions of ASC 820 for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis; no such assets or liabilities exist at the balance sheet date.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability. The Plan’s management uses the following valuation techniques to measure fair value.

Level 1 primarily consists of financial instruments, such as overnight bank re-purchase agreements or money market mutual funds whose value is based on quoted market prices published by a financial institution, an exchange fund, exchange-traded instruments and listed equities.

Level 2 assets include pooled separate investment accounts, U.S. Government and agency securities whose valuations are based on market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments, and broker and dealer quotes. All are observable in the market or can be derived principally from or corroborated by observable market data for which the Plan is able to obtain independent external valuation information.

Level 3 consists of unobservable inputs. The Plan’s investment in Alion common stock is classified as a Level 3 asset. Assets and liabilities are considered Level 3 when their fair value inputs are unobservable or not available, including situations involving limited market activity, where determination of fair value requires significant judgment or estimation. There is no public market for Alion common stock. Thus, there are no publicly observable inputs (share prices) for transactions in Alion common stock.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of September 30, 2011:

	September 30,	September 30,	September 30,	September 30,
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock	$46,679,877	$—	$—	$46,679,877
International stock	2,123,350	—	—	2,123,350
Bond	21,562,832	—	—	21,562,832

Total mutual funds	70,366,059	—	—	70,366,059

Pooled separate accounts:
Domestic stock	—	26,999,157	—	26,999,157
Balanced	—	28,017,087	—	28,017,087
International stock	—	10,071,641	—	10,071,641
Fixed income	—	31,492,498	—	31,492,498
Bond	—	9,457,310	—	9,457,310
Real estate	—	1,881,387	—	1,881,387

Total pooled separate accounts	—	107,919,080	—	107,919,080

Alion common stock	—	—	126,559,547	126,559,547

Total investments, at fair value	$70,366,059	$107,919,080	$126,559,547	$304,844,686

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of September 30, 2010:

	September 30,	September 30,	September 30,	September 30,
	Level 1	Level 2	Level 3	Total
Mutual funds	$64,368,504	$—	$—	$64,368,504
Pooled separate accounts	—	115,301,685	—	115,301,685
Alion common stock	—	—	150,791,924	150,791,924

Total investments, at fair value	$64,368,504	$115,301,685	$150,791,924	$330,462,113

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

In its fiduciary capacity the ESOP Trustee is independent of Alion and its management. Consistent with its fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Plan may acquire or dispose of investments in Alion common stock as all transactions involve related parties.

The ESOP Trust holds all of Alion’s outstanding common stock. At each semi-annual valuation date, the Plan adjusts the reported value of its Alion common stock holdings to reflect their current fair value. The Plan’s management estimates the value of the Trust’s holdings based in part on information contained in the independent third-party valuation report and on the price(s) at which the Trust and the Company bought or sold shares of Alion common stock. The valuation report prepared for the Trustee includes discounted cash flow and market multiple analyses based on significant inputs and assumptions such as estimated future revenue and revenue growth; estimated future operating margins; observable market multiples for comparable companies; and a discount rate consistent with a market-based weighted average cost of capital. There was no change to the methods used to determine fair value for any period presented. The estimated fair value of the Plan’s Alion common stock holdings was $126,559,547 and $150,791,924 at September 30, 2011 and 2010, respectively.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment in Alion Science and Technology common stock for the year ended September 30, 2011:

September 30,
Alion Science and Technology Common Stock
Balance as of October 1, 2010	$150,791,924
Common stock acquired	14,061,568
Transfers and distributions	(5,765,352)
Changes in fair value	(32,528,593)

Balance as of September 30, 2011	$126,559,547

5.	NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as of September 30, 2011 and 2010 and for the year ended September 30, 2011, is as follows:

	September 30,	September 30,
	September 30,
	2011	2010
Net Assets – Alion Science and Technology Corporation common stock	$126,559,547	$150,791,924

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

September 30,
September 30, 2011
Changes in net assets:
Contributions	$14,120,238
Change in contributions receivable	(190,487)
Rollovers	90,358
Transfer between ESOP and Non-ESOP	(734,575)
Interest	39
Net depreciation	(32,528,593)
Benefits paid to participants	(4,989,357)

Total change in net assets	$(24,232,377)

6.	FEDERAL INCOME TAX STATUS

The IRS informed Alion by letter dated April 7, 2010, that it determined the Plan, amended and restated effective as of October 1, 2006, and subsequently amended on June 1, 2009, and the related trusts, are designed in accordance with applicable sections of the IRC. The Plan was amended and restated effective as of October 1, 2011. The Company filed an application with the IRS on January 17, 2012, to request a determination letter that the amended and restated Plan and related trusts are designed in accordance with applicable sections of the IRC. On January 17, 2012, the Company filed an application under the IRS Voluntary Correction Program regarding allowing optional eligible rollover distributions to non-spouse beneficiaries prior to the date it became mandatory under the Worker, Retiree, and Employer Recovery Act of 2008.

The Company and the Plan administrator believe the Plan is designed and is currently being operated in compliance with applicable IRC requirements and that no provision for income taxes is necessary.

Tax Uncertainties – Based on the latest available information and the guidance in ASC Topic 740, Income Taxes, Plan management periodically assesses the Plan’s tax liabilities and contingencies for all periods open to examination by tax authorities. Where Plan management believes there is more than a 50 percent chance a tax position will not be sustained, the Plan records its best estimate of the resulting tax liability, including interest. Plan management has analyzed the Plan’s tax positions and has concluded that as of September 30, 2011, the Plan has not taken, nor is it expected to take, any uncertain position that would require it to recognize or disclose a liability in its financial statements.

The Plan is subject to routine federal and/or state income tax audits; no audits for any tax year are in progress. Based on the most recent IRS determination letter, Plan management believes the Plan is no longer subject to examination for years prior to 2010.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND 2010

AND FOR THE YEAR ENDED SEPTEMBER 30, 2011

7.	RELATED-PARTY TRANSACTIONS

The Plan holds Alion Science and Technology Corporation common stock. Alion Science and Technology Corporation is the employer and Plan sponsor. Any transactions in its common stock qualify as party-in-interest transactions. There were 6,041,029 shares of Alion common stock outstanding at September 30, 2011 valued at $126,559,547. There were 5,658,234 shares outstanding at September 30, 2010 valued at $150,791,924.

Certain Plan investments are units of pooled separate accounts provided through Principal which is the record-keeper and custodian for the non-ESOP component of the Plan. Transactions in these investments qualify as party-in-interest transactions. Investment fund earnings and losses posted to each Plan participant’s account are net of investment management fees charged by each investment fund under the Plan.

8.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in cash and cash equivalents, mutual funds, pooled separate accounts and Alion common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

9.	PLAN AMENDMENTS

Plan amendments five and six were adopted during the Plan year ended September 30, 2011. Amendment five eliminated the requirement of providing 12 months of service to be eligible for Company matching contributions. Amendment five was effective for eligible compensation earned on or after June 25, 2011. As a result, employees making pre-tax deferrals to the Plan after that date are immediately eligible for Company matching contributions. Amendment five also provides for automatic employee enrollment and automatic pre-tax deferrals of 3% of eligible earnings for employees hired on or after June 25, 2011. Amendment six was adopted to allow eligible rollover distributions to non-spouse beneficiaries pursuant to the Worker, Retiree, and Employee Recovery Act of 2008 and to comply with mandatory provisions of the Heroes Earnings Assistance and Relief Tax Act of 2008.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

September 30, 2011

	September 30,	September 30,	September 30,	September 30,
(a)	(b)	(c)	(d)	(e)
	Identity of	Description of investment,
	issue/borrower,	including maturity date, rate		Current
Notes	lessor, or similar party	of interest, collateral, par, or maturity value	Cost	value
(1)	Alion Science and Technology Corporation	Common stock, 6,041,029 shares	$140,657,982	$126,559,547

	ESOP Investments			126,559,547

(1)	Principal Money Market Separate Account	Pooled Separate Account	(2)	31,492,498
(1)	Principal Bond and Mortgage Separate Account	Pooled Separate Account	(2)	9,457,310
(1)	Principal Lifetime Strategic Income Separate Account	Pooled Separate Account	(2)	1,193,120
(1)	Principal Lifetime 2010 Separate Account	Pooled Separate Account	(2)	5,810,599
(1)	Principal Lifetime 2020 Separate Account	Pooled Separate Account	(2)	10,612,831
(1)	Principal Lifetime 2030 Separate Account	Pooled Separate Account	(2)	5,726,953
(1)	Principal Lifetime 2040 Separate Account	Pooled Separate Account	(2)	3,973,674
(1)	Principal Lifetime 2050 Separate Account	Pooled Separate Account	(2)	699,910
(1)	Principal Disciplined Large Cap Blend Sep Account	Pooled Separate Account	(2)	6,191,492
(1)	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	(2)	11,985,207
(1)	Principal Mid Cap Blend Separate Account	Pooled Separate Account	(2)	8,822,458
(1)	Principal Real Estate Securities Separate Account	Pooled Separate Account	(2)	1,881,387
(1)	Principal International Growth Separate Account	Pooled Separate Account	(2)	10,071,641

	Non-ESOP Pooled Separate Accounts Investments		(2)	107,919,080

	Fidelity Capital & Income Fund	Mutual Fund	(2)	13,767,270
	PIMCO Total Return Institutional Fund	Mutual Fund	(2)	7,795,562
	BlackRock Basic Value I Fund	Mutual Fund	(2)	5,094,899
	American Funds Growth Fund of America R4 Fund	Mutual Fund	(2)	10,832,763
	Fidelity Contra Fund	Mutual Fund	(2)	13,212,242
	Goldman Sachs Large Cap Value A Fund	Mutual Fund	(2)	1,107,442
	Eagle Mid Cap Growth I Fund	Mutual Fund	(2)	5,540,484
	Goldman Sachs Mid Cap Value A Fund	Mutual Fund	(2)	3,402,070
	Oppenheimer Main Street Small Cap Y Fund	Mutual Fund	(2)	7,489,977
	Alliance Bernstein International Value A Fund	Mutual Fund	(2)	2,527
	Oakmark International I Fund	Mutual Fund	(2)	2,120,823

	Non-ESOP Mutual Funds Investments		(2)	70,366,059

(1)	Various Participants	Participant Loans (392 loans maturing 2011-2024 at interest rates of 3.25%-8.25%)*	(2)	3,464,676

	Total Non-ESOP Investments		(2)	181,749,815

	Grand Total ESOP and Non-ESOP Investments			$308,309,362

(1)	Represents party-in-interest.

(2)	Cost information omitted for participant-directed investments

*	Net of $342,541 in deemed loan distributions.

See report of registered independent public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 23, 2012

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Alber
Name:	Michael J. Alber
Title:	Chief Financial Officer